Exhibit 99.3

Dear Investor,

I am pleased to report that the company has achieved 8.86% sequential revenue growth in Q3 in US dollar terms, which translates into a 5.09% growth in rupee terms under Indian GAAP in view of the 3.5% appreciation of the rupee against the US dollar. The growth was driven by a double digit offshore volume increase and stable prices. Revenue for Q3 at Rs. 891.26 crore was better than the guidance of Rs. 886 crore. EPS at Rs. 5.49 was higher than the guidance of Rs. 5.47.

Q3 witnessed growth across all the verticals. Manufacturing, our largest vertical, grew at 9.4% reinforcing our dominant position in that space. A heartening facet of our geographical expansion in Q3 was the 21.3% and 20.0% sequential growth in revenue from Europe and Asia Pacific, respectively.

Our ability to deliver industry-specific solutions based on domain and technology expertise has been a key factor in growing the number of US-dollar-one-million customers to 118, an increase of 22% sequentially. It may be noted that it took us more than a decade to reach the first 50 mark, but it has taken us less than three years for the balance. Our value delivery capabilities received industry recognition when we were voted by the attendees at the Gartner Global Sourcing Summit, 2004, for the prestigious ‘Solution Delivery Award’ and ‘Risk Management Award’, recognizing our effectiveness in managing risk and creativity in enhancing customer’s business competitiveness

We added 28 customers this quarter, including 3 Fortune Global 500 corporations. At present, we have 372 active customers including 139 Fortune Global 500 and Fortune US 500 corporations. We believe that the proportion of such customers to our total customer base is one of the highest in the industry, reflecting the strong brand we have built.

With customer’s IT budgets expected to grow at a rate higher than larger last year, we believe we are in a strong position to garner a larger share of their IT spending. In light of the improved prospects and better-than-expected performance for the first three quarters of the current year, we are revising our revenue guidance upwards for fiscal 2005. We expect revenue to be between Rs. 3,429 crore and Rs. 3,433 crore, implying an annual growth of 34.9% to 35.1%. Consequently, EPS for fiscal 2005 is expected to be between Rs. 22.90 and Rs. 23.00, implying an annual growth of 33.2% to 33.7%. A volatile and appreciating rupee against the US dollar continues to be a major macro economic factor impacting our financial performance.

We have added 793 Associates during the quarter, taking the total strength to 17665. The number of Associates leaving the company has come down by 15% in Q3 compared to the previous quarter. Our initiatives towards controlling attrition by providing better opportunities, leadership development and enhanced monetary benefits linked to performance, is beginning to show results. We have embarked on a ‘Full Life Cycle Leadership’ initiative to groom our Associates into leaders, who can take end-to-end responsibility in our endeavor to create value for our stakeholders

I am delighted to share with you that Satyam has been ranked amongst the top 10 employers in India by the CNBC-Hewitt Best Employer Survey, 2004, and the Business Today-TNS-Mercer Survey of ‘Best Companies to Work For in India.

Nipuna, our BPO subsidiary, recorded revenue of Rs. 12.38 crore, a growth of 255% over the corresponding quarter last fiscal. However, it is likely to marginally fall short of the annual revenue guidance of US$12 mn for fiscal 2005, on account of which Nipuna is expected to break-even in fiscal 2006.

The sponsored ADS issue proposed has been approved by shareholders in the EGM held on January 7, 2005.

B. RAMALINGA RAJU

Q3 Table of Contents

Financial Highlights — Indian GAAP	2
Balance Sheet	3
Financial Highlights — US GAAP	4
Subsidiaries, Joint Ventures and Associate Companies	5
Business Outlook	5
Business Highlights	6
Nipuna Services Limited	6
Operational Parameters for Q3, fiscal 2005	7
Awards & Recognitions	10

Note: All financial data of Satyam is as per Indian GAAP (Standalone), unless mentioned otherwise.

• Q3 Revenue up 5% sequentially	• FY ‘05 Revenue Guidance increased to 35%

Satyam Computer Services Limited

Financial Highlights — Indian GAAP
Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data

			Growth over		Growth over
			December		September
	December		2003 Quarter	September	2004 Quarter
	2004	2003	(%)	2004	(%)
Income
Services
- Exports	861.83	647.58	33.08	824.54	4.52
- Domestic	29.43	15.12	94.64	23.56	24.92
Total Services Income	891.26	662.70	34.49	848.10	5.09

Expenditure
Personnel Expenses	521.08	358.00	45.55	486.80	7.04
Operating and Administration Expenses	143.98	130.91	9.98	140.50	2.48
	665.06	488.91	36.03	627.30	6.02

Operating Profit (EBITDA)	226.20	173.79	30.16	220.80	2.45
EBITDA Margin	25.38%	26.22%		26.03%

Financial Expenses	0.20	0.18	11.11	0.16	25.00
Depreciation	25.22	28.27	(10.79)	25.84	(2.40)

Operating Profit after Interest and Depreciation	200.78	145.34	38.15	194.80	3.07
Other Income	2.59	28.45	(90.90)	23.93	(89.18)
Profit Before Tax	203.37	173.79	17.02	218.73	(7.02)
Provision for Taxation	28.59	27.92	2.40	29.94	(4.51)
Profit After Taxation (PAT)	174.78	145.87	19.82	188.79	(7.42)

Earnings Per Share — (Rs. per equity share of Rs.2 each)
Basic	5.49	4.63	18.57	5.95	(7.73)
Diluted	5.39	4.58	17.69	5.87	(8.18)

•	For Q3, Satyam recorded a total income of Rs. 893.85 crore, an increase of 2.50% over Q2, Fiscal 2005

Q3: Performance Against Guidance

Parameters	Projected	Actuals
Income from Software Services	Rs. 882 — Rs. 886 crore	Rs. 891.26 crore
EPS	Rs. 5.32 — Rs. 5.47	Rs. 5.49

Satyam Computer Services Limited

Balance Sheet as at

In Rs. crore

	December 31		September 30
	2004	2003	2004
Sources of Funds
Shareholders’ Funds
(a) Share Capital	63.77	63.18	63.52
(b) Share application money, pending allotment	0.43	1.05	0.47
(c) Reserves and Surplus	3,039.25	2,468.66	2,836.38

	3,103.45	2,532.89	2,900.37

Loan Funds
(a) Secured Loans	9.89	6.75	9.41

	3,113.34	2,539.64	2,909.78

Application of Funds
Fixed Assets
(a) Gross Block	902.88	817.58	870.02
(b) Less: Depreciation	663.51	572.90	639.43

(c) Net Block	239.37	244.68	230.59
(d) Capital Work in Progress	54.64	31.22	46.00

	294.01	275.90	276.59

Investments	76.12	73.76	74.75

Deferred Tax Asset (net)	9.80	6.18	9.39

Current Assets, Loans and Advances
(a) Sundry Debtors	714.11	552.28	750.82
(b) Cash and Bank Balances	2,178.50	1,744.80	2,013.05
(c) Loans and Advances	99.28	82.97	93.54
(d) Other Current Assets	75.99	72.86	129.06

	3,067.88	2,452.91	2,986.47

Less: Current Liabilities and Provisions
(a) Current Liabilities	255.51	204.57	274.38
(b) Provisions	78.96	64.54	163.04

	334.47	269.11	437.42

Net Current Assets	2,733.41	2,183.80	2,549.05

	3,113.34	2,539.64	2,909.78

Satyam Computer Services Limited

Financial Highlights — US GAAP

Unaudited Consolidated Statements of Operations Summary for the quarter ended

In US$ thousands, except per share data and as stated otherwise

			Growth over		Growth over
			December		September
	December		2003 Quarter	September	2004 Quarter
	2004	2003	(%)	2004	%
Revenues	$204,679	$148,071	38.23	$188,922	8.34
Gross Profit	70,096	57,353	22.22	71,702	(2.24)
Operating income	40,662	29,891	36.03	38,830	4.72
Income/(Loss) before income taxes, minority interest and equity in earnings/(losses) of associated companies	40,818	35,767	14.12	43,653	(6.49)
Income Taxes	(6,155)	(6,194)	(0.63)	(6,267)	(1.79)
Income before equity in earnings/(losses) of associated companies	34,663	29,573	17.21	37,386	(7.28)
Equity in earnings/(losses) of associated companies, net of taxes	(380)	(584)		(113)
Net Income	$34,283	$28,989	18.26	$37,273	(8.02)

Earnings Per Share:
Basic	$0.11	$0.09	22.22	$0.12	(8.33)
Diluted	$0.11	$0.09	22.22	$0.11	0.00

Reconciliation between net profit as per Indian GAAP and US GAAP for

In US$ thousands

	Quarter ended December		Quarter ended
	2004	2003	September 2004
Profit as per Indian GAAP Financial Statements	$38,951	$32,051	$40,913

Add/(Deduct)
1 Profit/(Loss) of Subsidiaries and Associated Companies	(3,504)	(2,488)	(2,750)
2 Deferred Stock Compensation Charge	(905)	(419)	(430)
3 Others, net	(259)	(155)	(460)

Net Income as per USGAAP Financial Statements	$34,283	$28,989	$37,273

Satyam Computer Services Limited

Subsidiaries, Joint Ventures and Associate Companies

Subsidiaries

Nipuna Services Limited, Satyam’s BPO subsidiary, recorded revenue of Rs. 12.38 crore (US$ 2.78 mn) and a net loss of Rs. 11.17 crore (US$ 2.51 mn) for the quarter ended December 31, 2004.

Satyam Manufacturing Technologies Inc. (SMTI), a 100% subsidiary of Satyam, recorded net revenue of US$ 0.27 mn and a net loss of US$ 0.02 mn for the quarter ended December 31, 2004.

Satyam Computer Services (Shanghai) Company Limited, Satyam’s 100% subsidiary in China, recorded net revenue of 7.14 mn CNY (US$ 0.86 mn) and a net loss of 0.32 mn CNY (US$ 0.04 mn) for the quarter ended December 31, 2004.

Joint Ventures

CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded revenue of Rs. 1.32 crore (US$ 0.30 mn) and a net loss of Rs. 0.05 crore (US$ 0.01 mn) for the quarter ended December 31, 2004.

Satyam Venture Engineering Services, a joint venture between Satyam and Venture Corporation, US, earned revenue of Rs. 13.80 crore (US$ 3.10 mn) and a net profit of Rs. 1.79 crore (US$ 0.40 mn) for the quarter ended December 31, 2004.

Associate Company

Sify Ltd.’s (Sify) revenue for Q3 at US$ 21.85 mn was 33% higher than the same quarter last year and 16.5% sequentially. Sify recorded a net loss of US$ 2.02 mn, while cash profit (in adjusted EBIDTA) terms was US$ 1.09 mn compared to US$ 1.02 mn for the same quarter last year.

Cash surplus generated from operations during the quarter after capital expenditure of US$ 3.33 mn was US$ 0.47 mn. Sify ended the quarter with a cash balance of US$ 36.7 mn.

(For detailed results on Sify, visit www.sifycorp.com)

Business Outlook*

*Outlook is based on exchange rate of Rs. 43.70/US$

Indian GAAP (Standalone)

The Company’s outlook for the quarter ending March 31, 2005 is as follows:

Income from software services is expected to be between Rs. 918 crore and Rs. 922 crore and EPS for the quarter is expected to be between Rs. 5.98 and Rs. 6.08.

The Company’s outlook for the fiscal year ending March 31, 2005 is as follows:

For fiscal 2005, income from software services is expected to be between Rs. 3,429 crore and Rs. 3,433 crore, implying a growth rate of 34.9% to 35.1% over fiscal 2004. EPS for the fiscal is expected to be between Rs. 22.90 and Rs. 23.00, implying a growth rate of 33.1% to 33.7% over fiscal 2004.

US GAAP (Consolidated, including the performance of subsidiaries, but excluding earnings or losses of associate companies)

The Company’s outlook for the quarter ending March 31, 2005 is as follows:

Consolidated revenue is expected to be between US$ 215 mn and US$ 216 mn and consolidated earning per ADS is expected to be US$ 0.26.

The Company’s outlook for the fiscal year ending March 31, 2005 is as follows:

For fiscal 2005, consolidated revenue is expected to be between US$ 783.6 mn and US$ 784.6 mn, implying a growth rate of 38.3% to 38.5% over fiscal 2004. Consolidated earnings per ADS for the fiscal is expected to be US$ 0.95, implying a growth rate of 31.9% over fiscal 2004.

Satyam Computer Services Limited

Business Highlights

Satyam added 28 new customers in Q3 including 3 Fortune Global 500 companies.

Some of the prominent customers added in Q3 include a Fortune Global 500 European integrated paper manufacturing company, a Fortune Global 500 European FMCG company, a Fortune Global 500 aircraft company, a leading US-based manufacturer of bearings and alloy steels, and a leading Korean IT products and peripheral devices company.

Satyam strengthened its presence in Enterprise Risk Management, by operating as an extended IT arm of an European banking software solutions corporation. Satyam enabled the customer to deliver solutions more efficiently, while creating an additional delivery capability.

Satyam’s solutions based on .NET technology improved the response time of a leading Australian bank in its money markets and foreign exchange business.

In the Healthcare vertical, Satyam expanded its presence in the R&D domain of Pharma companies. An existing customer, a Global Pharma leader, selected Satyam for managing and supporting its numerous R&D applications spread across multiple sites in the UK, the US and Canada. Another Global Top 10 Pharma company assigned Satyam the task of supporting product implementations in the R&D Knowledge Management space.

Satyam’s strong domain knowledge in the home-appliances sector made it the preferred choice of a leading Japanese integrated device manufacturer for a product development project.

A leading aerospace company selected Satyam for a product development assignment, involving design, development and system integration, recognizing Satyam’s compliance to stringent quality standards that cater to the objectives of safety-critical software design.

Satyam created an integrated web-centric dealer network for one of its large manufacturing customers, which helped the dealers manage their business in a more cost-effective manner and enabled the customer to meet the sales requirements of its customers. The solution required integration with a variety of customer’s internal systems, encompassing diverse functions.

Satyam re-engineered the Point of Sales application of a leading US-based discount chain store to support its sales audit system and data integration. Satyam has also set up a lab for testing support of enhancements and newer versions.

Nipuna Services Limited
(BPO subsidiary)

Nipuna added two new companies, including a leading technology solutions provider and a leading UK-based construction and infrastructure company, to its customer portfolio. Presently, Nipuna has 20 customers, including 18 of Satyam’s customers. It completed transitioning of the global packaging design process of a Fortune Global 500 Pharma company.

Nipuna broadened its service offerings across verticals by adding the following businesses:

•	Technical Helpdesks for a North American marketer of petroleum products and a leading UK-based construction and infrastructure company

•	Mortgage Settlement Services for a provider of technology solutions to financial businesses

Nipuna had an employee base of 1242 at the end of Q3.

Satyam Computer Services Limited

Operational parameters for Q3, fiscal 2005

A. Revenue Analysis

Analysis of Revenue Growth (%)

Particulars	Q3 2005	Q2 2005	Q3 2004	FY 2004
Increase/(Decrease) in revenue in US$ terms	8.86	7.98	11.99	32.32
Increase/(Decrease) in revenue due to change in:
- Volume (Hours billed)	8.76	7.91	12.08	34.23
- Billing rate	0.10	0.07	(0.09)	(1.91)
- US$ exchange rate	(3.77)	1.95	(1.26)	(6.73)
Increase/(Decrease) in revenue in Rupee terms	5.09	9.93	10.73	25.59

Breakup of export revenue between offshore and onsite (%)

Location	Q3 2005	Q2 2005	Q3 2004	FY 2004
Offshore	42.43	41.77	41.85	42.70
Onsite	57.57	58.23	58.15	57.30

Total	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q3 2005	Q2 2005	Q3 2004	FY 2004
North America	67.58	71.20	73.50	73.34
Japan	1.10	1.46	1.72	1.97
Europe	17.82	16.00	14.03	13.71
Rest of World	13.50	11.34	10.75	10.98

Total	100.00	100.00	100.00	100.00

Revenue by service offerings (%)

Technology	Q3 2005	Q2 2005	Q3 2004	FY 2004
Software Design and Development	41.68	43.38	45.53	46.59
Software Maintenance	21.28	21.53	22.54	23.56
Packaged Software Implementation	29.98	28.64	27.69	26.22
Engineering Design Services	7.06	6.45	4.24	3.63

Total	100.00	100.00	100.00	100.00

Henceforth, revenue by service offerings would be reported in the categories given below:

Revenue by service offerings (%)

Technology	Q3 2005	Q2 2005	Q1 2005	FY 2004
Software Development and Maintenance	53.55	53.83	56.66	59.40
Consulting and Enterprise Business Solutions	35.30	35.43	32.68	32.44
Extended Engineering Solutions	7.06	6.46	6.48	3.63
Managed Infrastructure and Technology Services	4.09	4.28	4.18	4.53

Total	100.00	100.00	100.00	100.00

Satyam Computer Services Limited

Operational parameters for Q3, fiscal 2005 (contd.)

Revenue by line of business (%)

Line of business	Q3 2005	Q2 2005	Q3 2004	FY 2004
Banking & Finance	18.13	19.27	16.56	18.45
Insurance	12.09	12.65	15.00	13.90
Manufacturing	27.91	27.89	32.40	31.44
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	16.85	18.14	13.20	13.67
Healthcare	6.37	6.49	6.96	6.12
Retail	2.91	2.71	2.25	1.87
Transportation	2.39	2.36	1.62	2.05
Others	13.35	10.49	12.01	12.50

Total	100.00	100.00	100.00	100.00

Revenue by contract type (%)

Contract	Q3 2005	Q2 2005	Q3 2004	FY 2004
Time & Material	64.62	66.88	67.35	68.42
Fixed Bid	35.38	33.12	32.65	31.58

Total	100.00	100.00	100.00	100.00

Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year
Onsite	0.04	0.07
Offshore	0.02	0.03
Domestic	3.17	0.70

B. Associate Data

Location-wise breakup of Associates

Particulars		Q3 2005	Q2 2005	Q3 2004
Onsite		4,163	4,232	3,085
Offshore		11,573	10,960	8,007
Domestic		760	660	354
Total Technical		16,496	15,852	11,446
Support		1,169	1,020	891

Total		17,665	16,872	12,337

Utilization/Loading rates (%)

Particulars	Q3 2005	Q2 2005	Q3 2004	FY 2004
Onsite	96.09	95.61	96.06	95.79
Offshore	76.71	74.01	79.97	78.84
Domestic	87.28	79.00	97.87	90.56
Offshore with trainees	70.63	67.55	76.52	74.67

Satyam Computer Services Limited

Operational parameters for Q3, fiscal 2005 (contd.)

C. Customer Information

Revenue contribution (%)

Revenues from	Q3 2005	Q2 2005	Q3 2004	FY 2004
Top customer	11.20	12.70	12.92	14.42
Top 5 customers	30.41	32.36	36.92	36.29
Top 10 customers	43.64	45.34	49.54	48.38

Number of customers with annualized billing exceeding:

Revenues from		Q3 2005	Q2 2005	Q3 2004
US$1 million		118	97	77
US$5 million		30	29	26
US$10 million		19	16	13

Revenue from existing business and new business (%)

		Q3 2005	Q2 2005	Q3 2004
Existing business		91.60	93.70	90.47
New business		8.40	6.30	9.53

Total		100.00	100.00	100.00

D. Other Information

Particulars		Q3 2005	Q2 2005	Q3 2004
New customers added		28	27	29
Number of active customers		372	357	301
Receivable days		72	80	75
Attrition (TTM)		17.71%	18.00%	17.47%

Satyam Computer Services Limited

Awards & Recognitions

Satyam Ranks amongst the Top 10 ‘Best Employers in India’

Satyam ranked among the top 10 for the second time in the CNBC-Hewitt Best Employer Survey, 2004. Taking Satyam into the top 10 were high scores received across the following parameters: top management’s belief in people; work culture that is open, friendly and promotes entrepreneurship; work culture that is process-centric, with a high focus on the quality of life. Opportunities for Associates and compensation well above the industry average were the other high ranking parameters.

Satyam wins Gartner awards for Risk Management and Solution Delivery
Key IT and business executives voted Satyam as the best in the ‘Risk Management Award’ and ‘Solution Delivery Award’ categories, at the Gartner Global Sourcing Summit, held in Bonita Springs, Florida from November 7-9, 2004. The ‘Risk Management Award’ recognizes effectiveness in managing risk, and the ‘Solution Delivery Award’ recognizes creativity in enhancing or transforming a customer’s business / competitiveness. While Satyam was the sole winner in the Risk Management category, it was declared joint winner (in a three-way tie) in the Solution Delivery category.

The Global Sourcing Summit is produced by Vision Events, a Gartner, Inc. company.

Satyam among Top 10 ‘Best Companies to Work For in India’
In a recent Business Today-Mercer–TNS Survey, Satyam ranked among the top 10 ‘Best Companies to Work For in India’ . This survey considers scores on HR metrics, HR processes, stakeholder perception, employee perception and attrition.

Satyam recognized as an ‘Organization that Creates Fun and Joy at Work’
Satyam was recently named as an ’Organization that Creates Fun and Joy at Work’ by HT Power Jobs Awards for HR Excellence 2004.
The award honors ‘Excellence in HR’, recognizing the fearless new-age superheroes, people, organizations and institutions, capable of leaving their footprints on the sands of a dynamic and very competitive global market. The awards aim at recognizing people; organizations and institutions that have always been at the vanguard of change. The awards would be a benchmark to signify progress, in the changing world of business.

Satyam in Forbes list of ‘Best under a Billion’ companies
Satyam was featured in Forbes latest list of ‘Best under a Billion’ companies in the Asia Pacific.

Satyam Computer Services Limited

About Satyam Computer Services Limited

Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 17600 highly-skilled professionals in Satyam work onsite, offsite, offshore and near shore, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve over 370 global companies, of which 139 are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 46 countries, across six continents.

For more information visit: www.satyam.com

Safe Harbor

This quarterly investor news update contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the release include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements – Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam’s business, please see the discussion under the caption “Risk Factors” in our report on Form 6k concerning the fiscal quarter ended September 30, 2004 furnished to the United States Securities Exchange Commission on November 12, 2004 and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

Contact Information

Mayfair Centre, S.P. Road, Secunderabad — 500003.
Ph: +91-40-55854343 Fax: +91-40-27840058
Email: murti_t@satyam.com Website: www.satyam.com

Satyam Computer Services Limited